Form 10-K, Exhibit 13
PRUDENTIAL ACQUISITION FUND I LP
filed 1995-03-31
CIK 717319

                                                        1994
------------------------------------------------------------------------
Prudential Acquisition Fund I, L.P.                     Annual
                                                        Report

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                           LETTER TO THE UNITHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

(LOGO)

                    Two World Financial Center        Telephone: (212) 436-2000
                    New York, New York 10281-1414     Facsimile: (212) 436-5000

INDEPENDENT AUDITORS' REPORT

To the Partners of Prudential Acquisition Fund I, L.P.
New York, New York

We have audited the accompanying statements of financial condition of Prudential Acquisition Fund I, L.P. (a Delaware Limited Partnership) as of December 31, 1994 and 1993, and the related statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the General Partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the General Partners, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Prudential Acquisition Fund I, L.P. as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
---------------------------
March 14, 1995

(LOGO)

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1994             1993
----------------------------------------------------------------------------------------------------
ASSETS
Investment in property:
Land                                                                   $ 4,008,121      $ 4,177,521
Buildings and improvements                                              30,859,999       31,116,060
Less: accumulated depreciation                                         (16,214,016)     (14,877,560)
Investment in joint venture, net                                        10,792,867       11,112,351
                                                                       ------------     ------------
Net investment in property and joint venture                            29,446,971       31,528,372
Cash and cash equivalents                                                  646,346           72,733
Deferred rent                                                              499,599          533,669
Other assets                                                                16,875           41,150
                                                                       ------------     ------------
Total assets                                                           $30,609,791      $32,175,924
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accounts payable and accrued expenses                                  $   415,871      $   288,011
Tenant security deposits                                                    16,192           18,523
                                                                       ------------     ------------
Total liabilities                                                          432,063          306,534
                                                                       ------------     ------------
Contingencies
Partners' capital
Limited partners (70,124 units issued and outstanding)                  30,177,728       31,869,390
General partners                                                                --               --
                                                                       ------------     ------------
Total partners' capital                                                 30,177,728       31,869,390
                                                                       ------------     ------------
Total liabilities and partners' capital                                $30,609,791      $32,175,924
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                          -------------------------------------------
                                                             1994            1993            1992
-----------------------------------------------------------------------------------------------------
REVENUES
Rental income                                             $ 3,048,468     $ 2,801,858     $ 2,705,969
Recovery of expenses                                          944,412       1,026,098         925,876
Interest income                                                18,702           6,881          24,907
Joint venture equity income (loss)                            193,516      (7,764,418)     (1,531,697)
                                                          -----------     -----------     -----------
                                                            4,205,098      (3,929,581)      2,125,055
                                                          -----------     -----------     -----------
EXPENSES
Depreciation and amortization                               1,336,456       1,625,153       1,914,007
Property operating                                          1,294,770       1,380,059       1,312,098
Real estate taxes                                             524,807         630,672         570,121
General and administrative                                    256,455         240,033         237,967
Provision for loss on impairment of assets                    770,000              --       1,100,000
                                                          -----------     -----------     -----------
                                                            4,182,488       3,875,917       5,134,193
                                                          -----------     -----------     -----------
Net income (loss)                                         $    22,610     $(7,805,498)    $(3,009,138)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                          $  (148,813)    $(7,941,836)    $(3,176,656)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
General partners                                          $   171,423     $   136,338     $   167,518
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
Net loss per limited partnership unit                     $     (2.12)    $   (113.25)    $    (45.30)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                                                              LIMITED        GENERAL
                                                             PARTNERS       PARTNERS         TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1991                        $45,722,540     $     --      $45,722,540
Net income (loss)                                            (3,176,656)     167,518       (3,009,138)
Distributions                                                (1,507,666)    (167,518)      (1,675,184)
                                                            -----------     ---------     -----------
Partners' capital--December 31, 1992                         41,038,218           --       41,038,218
Net income (loss)                                            (7,941,836)     136,338       (7,805,498)
Distributions                                                (1,226,992)    (136,338)      (1,363,330)
                                                            -----------     ---------     -----------
Partners' capital--December 31, 1993                         31,869,390           --       31,869,390
Net income (loss)                                              (148,813)     171,423           22,610
Distributions                                                (1,542,849)    (171,423)      (1,714,272)
                                                            -----------     ---------     -----------
Partners' capital--December 31, 1994                        $30,177,728     $     --      $30,177,728
                                                            -----------     ---------     -----------
                                                            -----------     ---------     -----------
-----------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS

                                                                    Year ended December 31,
                                                          -------------------------------------------
                                                             1994            1993            1992
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Rental income received                                    $ 3,095,522     $ 2,513,760     $ 2,760,525
Recovery of expenses received                                 963,285         994,157         947,567
Interest received                                              18,702           6,881          24,907
Tenant security deposits returned                              (2,331)        (16,389)        (49,950)
Real estate taxes paid                                       (524,648)       (626,099)       (582,931)
Operating expenses paid                                    (1,165,577)     (1,452,020)     (1,254,864)
General and administrative expenses paid                     (265,529)       (225,027)       (268,057)
Distributions from joint venture income                       193,516              --              --
                                                          -----------     -----------     -----------
Net cash provided by operating activities                   2,312,940       1,195,263       1,577,197
                                                          -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Capitalized property expenditures                            (344,539)     (1,113,731)       (179,151)
Distributions from joint venture in excess of income          319,484         783,000         216,000
                                                          -----------     -----------     -----------
Net cash provided by (used in) investing activities           (25,055)       (330,731)         36,849
                                                          -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to partners                                  (1,714,272)     (1,363,330)     (1,675,184)
                                                          -----------     -----------     -----------
Net increase (decrease) in cash and cash equivalents          573,613        (498,798)        (61,138)
Cash and cash equivalents at beginning of year                 72,733         571,531         632,669
                                                          -----------     -----------     -----------
Cash and cash equivalents at end of year                  $   646,346     $    72,733     $   571,531
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES
Net income (loss)                                         $    22,610     $(7,805,498)    $(3,009,138)
                                                          -----------     -----------     -----------
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
Provision for loss on impairment of assets                    770,000              --       1,100,000
Depreciation and amortization                               1,336,456       1,625,153       1,914,007
Distributions from joint venture income                       193,516              --              --
Joint venture equity (income) loss                           (193,516)      7,764,418       1,531,697
Changes in:
Deferred rent                                                  34,070        (299,856)         13,362
Other assets                                                   24,275         (20,183)         62,885
Accounts payable and accrued expenses                         127,860         (46,910)          4,322
Tenant security deposits                                       (2,331)        (21,861)        (39,938)
                                                          -----------     -----------     -----------
Total adjustments                                           2,290,330       9,000,761       4,586,335
                                                          -----------     -----------     -----------
Net cash provided by operating activities                 $ 2,312,940     $ 1,195,263     $ 1,577,197
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential Acquisition Fund I, L.P. (the ``Partnership''), a Delaware limited partnership, was formed on February 16, 1983 and will terminate on December 31, 2007 unless ended sooner under the provisions of the Amended and Restated Partnership Agreement (the ``Partnership Agreement''). The Partnership was formed to acquire and manage income-producing commercial real estate. The general partners of the Partnership are Prudential Realty Partnerships, Inc. (``PRP'') and Prudential-Bache Properties, Inc. (``PBP'') (collectively, the ``General Partners''). At December 31, 1994, the Partnership owns three properties and has a 54% interest in a joint venture which owns two shopping centers (the ``Joint Venture'').

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

   Revenue from tenant operating leases which provide for rental concessions and scheduled rental increases is recognized on a straight-line basis over the terms of the leases, which expire over the next 18 years.

   Certain reclassifications have been made to prior year balances to conform with the current year's financial statement presentation.

Investment in property

   Property investments are carried at the lower of depreciated cost or estimated amounts recoverable through future operations and ultimate disposition of the property. Property investments are depreciated using the straight-line method over estimated economic lives which range from 5 to 35 years depending on property type.

   Buildings and improvements include furniture and fixtures, tenant improvements and capitalized leasing costs. Tenant improvements and capitalized leasing costs are amortized over the lives of the respective leases. The balance of capitalized leasing costs, net of accumulated amortization, was $404,520 and $481,489 at December 31, 1994 and 1993, respectively.

   A provision for loss on impairment of assets is recorded when estimated amounts recoverable through future operations and sale of a property on an undiscounted basis are below depreciated cost. However, depreciated cost, adjusted for such reductions in value, if any, may be greater than the fair value. Property investments themselves are reduced to estimated fair value (generally using discounted cash flows) when the property is considered to be permanently impaired and the depreciated cost exceeds the estimated fair value.

Investment in Joint Venture

   The Partnership accounts for its investment in the Joint Venture using the equity method. Costs incurred in the acquisition of the investment (approximately $83,000) that were in excess of the Partnership's basis in the Joint Venture are being amortized over an eighteen-year period and are included in Joint Venture equity income (loss).

Cash and cash equivalents

   Cash and cash equivalents include short-term investments with original maturities of three months or less. They are carried at cost plus accrued interest, which approximates market.

Income taxes

   The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

   Pursuant to Section 11 of the Amended Partnership Agreement (effective January 1, 1987), the General Partners have the right to specially allocate gross or net income, in certain circumstances, in an amount sufficient to restore the deficit balances in their capital accounts. Allocations of income
(loss) are 90% to the limited partners and 10% to the General Partners for financial and tax reporting purposes. To the extent that cash distributions to the General Partners exceed the 10% allocation of income for tax reporting purposes (creating an increase in their existing deficit capital balances), the General Partners will receive a special allocation of additional income for the difference.

   Distributions of cash are made in accordance with the Partnership Agreement and are allocated 90% to the limited partners and 10% to the General Partners.

C. Investment in Property

   The Partnership's net investment in property is comprised of the following:

                                                                      December 31,
                                                              ----------------------------
                                                                  1994            1993
          --------------------------------------------------------------------------------
          Norwest Center Office Building--
            Rochester, MN                                     $  6,027,741     $ 6,181,469
          Norwalk Industrial Warehouse--
            Norwalk, CA                                          6,222,487       6,477,449
          One Executive Center Office Building--
            Albuquerque, NM                                      6,403,876       7,757,103
                                                              ------------     -----------
                                                              $ 18,654,104     $20,416,021
                                                              ------------     -----------
                                                              ------------     -----------

      The General Partners intend to list the Partnership's properties for sale in 1995. As a result, the properties' carrying value has been reduced to the lower of depreciated cost or estimated fair value based on third party appraisals. A provision for loss on impairment of assets of $770,000 was recorded for the year ended December 31, 1994.

D. Income Taxes

   The following is a reconciliation of net income (loss) reported for financial reporting purposes with net income (loss) reported for tax reporting purposes.

                                                                    Year ended December 31,
                                                          -------------------------------------------
                                                             1994            1993            1992
-----------------------------------------------------------------------------------------------------
Net income (loss) per financial statements                $    22,610     $(7,805,498)    $(3,009,138)
Tax depreciation (greater) less than financial
  statement
  depreciation                                               (330,406)       (206,387)        124,729
Joint Venture financial statement income (less)
  greater than income for tax purposes                        (64,845)      7,381,933       1,718,126
Bad debt expense (recovery)                                       485          (2,995)        (13,731)
Lease concessions                                              34,070        (299,856)         13,362
Provision for loss on impairment of assets                    770,000              --       1,100,000
                                                          -----------     -----------     -----------
Total adjustments                                             409,304       6,872,695       2,942,486
                                                          -----------     -----------     -----------
Tax basis net income (loss)                               $   431,914     $  (932,803)    $   (66,652)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------

   The differences between the tax basis and book basis of partners' capital are primarily attributable to the cumulative effect of the book-to-tax income (loss) adjustments and the recording of distributions to partners.

E. Leases

   The Partnership has noncancellable operating leases at its two office buildings and a warehouse. Future minimum lease receipts at December 31, 1994 due under these noncancellable leases are as follows:

   1995              $  2,611,380
   1996                 2,363,127
   1997                 1,729,033
   1998                 1,477,201
   1999                 1,281,420
   Thereafter           9,294,504
                     ------------
                     $ 18,756,665
                     ------------
                     ------------

   In addition, certain of the leases require the tenants to reimburse the Partnership for real estate taxes, insurance costs and other expenses.

   Two of the tenants in the Partnership's directly-owned properties accounted for 10% or more of the Partnership's total revenue for each of the three years in the period ended December 31, 1994. Norwest Bank, N.A., a tenant at the Norwest Center, accounted for approximately 28%, 21% and 14% and Weber Distribution, the sole tenant at Norwalk Industrial, accounted for approximately 18%, 13% and 18%, in 1994, 1993 and 1992, respectively.

F. Investment in Joint Venture

   The Partnership has a 54% interest in a Joint Venture with an affiliated limited partnership. Presented below is summarized financial information for the Joint Venture.

                                                                       December 31,
                                                          ---------------------------------------
                                                                1994                  1993
    ---------------------------------------------------------------------------------------------
    Assets
    Investment in property:
    Land                                                    $   4,422,957         $   4,422,957
    Buildings and improvements                                 29,615,596            29,287,087
    Less: accumulated depreciation                            (15,627,896)          (13,952,485)
                                                          -----------------     -----------------
    Net investment in property                                 18,410,657            19,757,559
    Accounts receivable, net                                      407,437               592,024
    Cash and cash equivalents                                   2,054,578               571,427
                                                          -----------------     -----------------
    Total assets                                            $  20,872,672         $  20,921,010
                                                          -----------------     -----------------
                                                          -----------------     -----------------
    Liabilities and partners' capital
    Total liabilities                                       $     901,073         $     366,330
                                                          -----------------     -----------------
    Partners' capital
    Prudential Acquisition Fund I, L.P.                        10,739,520            11,054,384
    Prudential Realty Acquisition Fund II, L.P.                 9,232,079             9,500,296
                                                          -----------------     -----------------
    Total partners' capital                                    19,971,599            20,554,680
                                                          -----------------     -----------------
    Total liabilities and partners' capital                 $  20,872,672         $  20,921,010
                                                          -----------------     -----------------
                                                          -----------------     -----------------

                                                                Year ended December 31,
                                                      -------------------------------------------
                                                         1994            1993            1992
    ---------------------------------------------------------------------------------------------
    Revenues
    Rental income                                     $2,613,050     $  2,514,661     $ 2,831,315
    Recovery of expenses                                 937,386        1,070,228         987,928
    Interest income                                       62,641           48,230          50,027
                                                      ----------     ------------     -----------
                                                       3,613,077        3,633,119       3,869,270
                                                      ----------     ------------     -----------
    Expenses
    Depreciation and amortization                      1,675,411        1,646,412       1,797,832
    Property operating                                 1,034,603        1,266,862         998,339
    Real estate taxes                                    427,759          924,126         691,650
    General and administrative                           108,385          115,717         109,369
    Provision for loss on impairment of assets                --       14,050,000       3,100,000
                                                      ----------     ------------     -----------
                                                       3,246,158       18,003,117       6,697,190
                                                      ----------     ------------     -----------
    Net income (loss)                                 $  366,919     $(14,369,998)    $(2,827,920)
                                                      ----------     ------------     -----------
                                                      ----------     ------------     -----------

   Investment in joint venture and joint venture equity income (loss) include amortization of $4,620 annually of the Partnership's acquisition costs that were in excess of the asset basis. Accumulated amortization was $27,718 at December 31, 1994.

   The Joint Venture's properties were considered to be permanently impaired in 1993 because declines in net operating income had continued for an extended period of time and the trend was not expected to change in the foreseeable future. Based on low rental rates, which continued to decline in comparison to the average rental rates charged by the competition, significant tenant concessions and oversupply of retail space in the Joint Venture's submarket, a write-down of $17,150,000 was recorded at December 31, 1993 to reduce the Joint Venture's properties to estimated fair value based on third party appraisals..

G. Related Parties

   The general partners and their affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management, registrar, transfer and assignment functions, asset management, investor communications, printing and other administrative services. The amount of reimbursement from the Partnership is limited by the provisions of the Partnership Agreement. The approximate costs and expenses incurred on behalf of the Partnership which are reimbursable to the general partners and their affiliates are:

                                           Year ended December 31,
                                      ----------------------------------
                                        1994         1993         1992
------------------------------------------------------------------------
Prudential Realty Partnership, Inc.
  and affiliates                      $ 41,500     $ 38,900     $ 39,200
Prudential-Bache Properties, Inc.
  and affiliates                        89,400       92,300       99,100
                                      --------     --------     --------
                                      $130,900     $131,200     $138,300
                                      --------     --------     --------
                                      --------     --------     --------

   Expenses payable to the General Partners and their affiliates (which are included in accrued expenses) as of December 31, 1994 and 1993 are approximately $41,100 and $66,700, respectively.

   Prudential Securities Incorporated, an affiliate of the General Partners, owns 125 limited partnership units at December 31, 1994.

H. Contingencies

   On or about October 18, 1993, a putative class action, captioned Kinnes, et al. v. Prudential Securities Group Inc. et al. (CV-93-654), was filed in the United States District Court for the District of Arizona, purportedly on behalf of investors in the Partnership and against the Partnership, PBP, PSI and a number of other defendants. Plaintiffs alleged violation of Racketeer Influenced and Corrupt Organizations Act (``RICO'') statutes, breach of fiduciary duty, fraud and deceit, negligence, and demanded an accounting. Plaintiffs sought unspecified compensatory, punitive and treble damages, and rescission, including costs and attorneys' fees, but the only relief sought against the Partnership was an accounting. Defendants filed a motion to dismiss on December 22, 1993.

   By order of the Judicial Panel on Multidistrict Litigation dated April 14, 1994, the Kinnes case, together with a number of other actions not involving the Partnership, was transferred to a single judge of the United States District Court for the Southern District of New York and consolidated for pretrial proceeding under the caption In re Prudential Securities Incorporated Limited Partnerships Litigation (MDL Docket 1005). On June 8, 1994, plaintiffs in the transferred cases filed a complaint that consolidated the previously filed complaints and named as defendants, among others, PSI, certain of its present and former employees, and PBP. The Partnership is not named as a defendant in the consolidated complaint, but the name of the Partnership is listed as being among the limited partnerships at issue in the case. The consolidated complaint alleges violations of the federal and New Jersey RICO statutes, fraud, negligent misrepresentation, breach of fiduciary duties, breach of third-party beneficiary contracts and breach of implied covenants in connection with the marketing and sales of limited partnership interests. Plaintiffs request relief in the nature of rescission of the purchase of securities and recovery of all consideration and expenses in connection therewith, as well as compensation for lost use of money invested less cash distributions; compensatory damages; consequential damages; treble damages for defendants' RICO violations (both federal and New Jersey); general damages for all injuries resulting from negligence, fraud, breaches of contract, and breaches of duty in an amount to be determined at trial; disgorgement and restitution of all earnings, profits, benefits and compensation received by defendants as a result of their unlawful acts; cost and disbursements of the action; reasonable attorneys' fees; and such other and further relief as the court deems just and proper.

   On November 28, 1994 the transferee court deemed each of the complaints in the constituent actions (including Kinnes) amended to conform to the allegations of the consolidated complaint.

   PSI and PBP, along with various other defendants, filed a motion to dismiss the consolidated complaint on December 20, 1994. That motion is pending.

   PBP and PSI believe they have meritorious defenses to the complaint and intend to vigorously defend themselves against this action.

I. Subsequent Event

   In February 1995, a distribution of approximately $536,000 was paid to the partners for the quarter ended December 31, 1994. Limited partners received a total of approximately $482,000, which represents $6.875 per unit, and the General Partners received the remainder.

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   The Partnership has a real estate investment portfolio consisting of two office buildings, a warehouse and an equity interest in a joint venture (the ``Joint Venture'') which owns two shopping centers.

   The General Partners intend to list the Partnership properties for sale in 1995 due to improved availability of capital and investor interest in acquiring certain types of real estate. As a result, the properties' carrying value has been reduced to the lower of depreciated cost or estimated fair value based on third party appraisals. There is no assurance that these marketing efforts will be successful. It is not expected that the Partnership's eventual total distributions will equal the partners' initial investments. A provision for loss on impairment of assets of $770,000 was recorded for the year ended December 31, 1994; however, distributions of the Partnership were not affected.

   The estimated fair value of the Partnership's properties (including its pro rata share of the fair value of the Joint Venture's properties) based on third party appraisals as of September 30, 1994 was $31,700,000. Appraised values are only estimates of fair value and should not be relied on as a measure of immediately realizable value. Estimated values may fluctuate with changes in the real estate and financial markets, economic conditions and other factors including the anticipated performance of the properties, property type and geographic location.

   Cash distributions from the Joint Venture, rental revenue from the Partnership's directly-owned properties and interest earned on short-term investments have provided, and are anticipated to continue to provide, sufficient liquidity to meet expenses incurred by the Partnership and its properties.

   During the year ended December 31, 1994, the Partnership's cash and cash equivalents increased by approximately $574,000 primarily as a result of increased rent receipts and a decrease in capital expenditures as well as the timing of accrued expense payments as compared to the prior year. The Joint Venture, in which the Partnership has a 54% interest, has cash and cash equivalents of approximately $2,055,000 at December 31, 1994 as compared to approximately $571,000 at December 31, 1993. This amount is anticipated to be sufficient to pay outstanding liabilities, fund capital expenditures (including leasing commissions and tenant improvements) at the Joint Venture properties and provide additional cash distributions to the Partnership. Cash distributions to the Partnership from the Joint Venture totalled $513,000 and $783,000 for the years ended December 31, 1994 and 1993, respectively. The level of distributions of cash from the Joint Venture is impacted by the operating results of its properties as well as the levels of cash reserves it maintains. The Joint Venture used approximately $329,000 for capital expenditures during 1994.

   In connection with the capital improvements which are discussed in further detail below, the amount of actual expenditures and their timing will depend on the success of leasing efforts, the nature and timing of new leases and lease renewals, ongoing evaluation of the need for the planned improvements and optimal timing of their implementation as well as general market conditions.

Cash Distributions

   Cash distributions paid to the limited and General Partners totalled approximately $1,714,000 for the year ended December 31, 1994, of which the limited partners received approximately $1,543,000 ($22.00 per unit) and the General Partners received the remainder. These amounts represent payments from cash flow from operations. Cash distributed to the limited and General Partners totalled approximately $1,363,000 during the year ended December 31, 1993, of which the limited partners received approximately $1,227,000 ($17.50 per unit) and the General Partners received the remainder. The increase in the distribution levels paid during 1994 was primarily due to the impact of the 1993 vacancy at Norwalk Industrial as more fully discussed below in Results of Operations.

   In February 1995, cash distributions of cash flow from operations of approximately $536,000 were paid to the limited and General Partners. Limited partners received approximately $482,000 ($6.875 per unit) and the General Partners received the remainder.

   The amount of cash generated by the Partnership from operations of the directly-owned and Joint Venture properties, the amount expended for capital improvements, and the amount of reserves set aside for anticipated capital improvements could affect the Partnership's ability to make future distributions to the partners and the amount of the distributions that may be made.

Capital Improvements--Directly-Owned Properties

   During 1994 the Partnership expended approximately $345,000 on capital improvements ($216,000 at One Executive Center and $129,000 at Norwest Center) for tenant improvements, leasing commissions and building improvements necessary to maintain the properties. For the year ended December 31, 1993 the Partnership expended approximately $1,114,000 on capital improvements, of which approximately $742,000 was for tenant improvements and leasing commissions associated with securing a ten year lease with a new tenant for the total rentable space of Norwalk Industrial. Also in 1993, the Partnership expended approximately $180,000 and $192,000 on capital improvements at One Executive Center and Norwest Center, respectively, for tenant improvements, leasing commissions and building improvements necessary to maintain the properties. Projected capital expenditures for the directly-owned properties for 1995 are estimated at $368,000. This includes $264,000 in anticipated tenant improvements and leasing commissions and $104,000 for improvements necessary to maintain the properties. These capital improvements will be funded from either undistributed cash balances or cash derived from future operations.

Capital Improvements--Joint Venture

   During 1994, the Joint Venture, in which the Partnership has a 54% interest, expended approximately $329,000 for capital improvements of which $266,000 represented building and land improvements and $103,000 represented leasing commissions. Projected capital expenditures for the Joint Venture for 1995 are estimated at $215,000 which includes $161,000 in anticipated tenant improvements and leasing commissions and $54,000 for improvements necessary to maintain the properties.

Results of Operations

   The Partnership recorded net income of approximately $23,000 and net losses of approximately $7,805,000 and $3,009,000 for the years ended December 31, 1994, 1993 and 1992, respectively. As discussed in further detail below, these amounts were primarily the result of provisions for loss on impairment of assets recorded for the Partnership and Joint Venture properties. A $770,000 provision for loss on impairment of assets was recorded in 1994 in connection with the General Partners' intention to list the Partnership's properties for sale in 1995. The Partnership's pro rata share of provisions for loss on impairment of assets recorded for the Joint Venture properties was $7,587,000 and $1,674,000 in 1993 and 1992, respectively. Additionally, a $1,100,000 provision for loss on impairment of assets was recorded in 1992 to reflect the amount then estimated not to be recoverable from the future operations and sale of the Partnership's properties on an undiscounted basis. Fluctuations between periods in other operating results are discussed below.

Directly-Owned Properties

   As of December 31, 1994 and 1993, the Norwalk Industrial property in Norwalk, California was 100% occupied. Rental income for 1994 increased by approximately $227,000 as compared to 1993 which decreased by approximately $68,000 as compared to 1992. On March 1, 1993 a single tenant, Weber Distribution, signed a ten year lease for the entire building. Rent receipts began in September 1993 after a six month free rent period. Operating expenses for 1994 decreased by approximately $53,000 as compared to 1993. The vacancy at the Norwalk property caused property expenses such as utilities and repairs and maintenance, usually charged to the tenant, to be charged to the Partnership for the first nine months of 1993. Operating expenses for 1993 decreased by approximately $24,000 as compared to 1992 due primarily to higher repairs and maintenance costs incurred in 1992 in connection with marketing the space to new tenants.

   The Norwest Center property in Rochester, Minnesota was 92% and 96% occupied as of December 31, 1994 and 1993, respectively. During the coming 12 months, no significant leases are scheduled to expire. Rental income for 1994 decreased by approximately $72,000 as compared to 1993 due primarily because of lower occupancy rates while operating expenses increased by approximately $26,000 due to an increase in repairs and maintenance and cleaning expenses. Rental income for 1993 increased by approximately

$56,000 over 1992 due primarily to an increase in rental rates, and operating expenses decreased by approximately $55,000 due to a decrease in repairs and maintenance and utilities expenses.

   The One Executive Center office property in Albuquerque, New Mexico was 100% leased as of December 31, 1994 and 1993, respectively. During the coming 12 months, nine leases representing 25% of the rentable space are scheduled to expire. Discussions are underway with existing tenants regarding the renewal of the affected leases. Rental income for the year ended December 31, 1994 increased by approximately $94,000 as compared to 1993 due to increased rental rates, and operating expenses decreased by approximately $16,000 due to lower repairs and maintenance expenses. Rental income for the year ended December 31, 1993 increased by approximately $108,000 as compared to 1992 due to increased occupancy, but operating expenses increased by approximately $47,000 due to higher repairs and maintenance expenses.

   Depreciation and amortization for the year ended December 31, 1994 decreased by approximately $289,000 as compared to 1993 as several tenant improvements at One Executive Center became fully depreciated during 1993. Depreciation and amortization for the year ended December 31, 1993 decreased by approximately $289,000 as compared to 1992 due to the write-off of unamortized tenant improvements of vacated tenants, primarily at Norwalk Industrial in 1992.

   Real estate taxes for the year ended December 31, 1994 decreased by approximately $106,000 as compared to 1993 due to the effect of a successful appeal of the assessed property value at the Norwalk and Norwest Properties which resulted in tax refunds in the fourth quarter of 1994. Real estate taxes for the year ended December 31, 1993 increased by approximately $61,000 as compared to December 31, 1992 due to a tax refund received in 1992 at One Executive Center.

   General and administrative expenses for the year ended December 31, 1994 increased by approximately $16,000 as compared to 1993 due to the timing of certain expense accruals recorded in the respective years.

Joint Venture Properties

   As of December 31, 1994, Pine Island and Ridge Plaza are 93% and 80% occupied, respectively, as compared to 85% and 80% as of December 31, 1993. Over the next 12 months, four leases representing 3% of the rentable space are scheduled to expire at Pine Island. There are no leases scheduled to expire in the next twelve months at Ridge Plaza.

   Rental income for the year ended December 31, 1994 increased by approximately $98,000 as compared to 1993 mainly due to the increased average rental and average occupancy rates at Pine Island. Rental income for the year ended December 31, 1993 decreased by approximately $317,000 as compared to 1992 primarily as a result of decreased average occupancy throughout the year and a nonrecurring $250,000 settlement recovery of a bad debt received in 1992.

   Operating expenses for the year ended December 31, 1994 decreased by approximately $232,000 as compared to 1993, which increased by approximately $269,000 as compared to 1992, due to provisions for doubtful accounts recorded in 1993.

   Real estate taxes for the year ended December 31, 1994 decreased approximately $496,000 as compared to 1993 due to past due taxes paid for a vacated tenant in 1993 and refunds received at both Pine Island and Ridge Plaza in the fourth quarter of 1994 as a result of a lower assessment on the properties. Real estate taxes for the year ended December 31, 1993 increased by approximately $232,000 as compared to 1992 primarily due to the 1993 payment of past due taxes for a vacated tenant. In addition, 1992 tax expense was decreased by a tax refund from the successful appeal of the assessed property values at Pine Island and Ridge Plaza.

   Depreciation and amortization expense increased by approximately $29,000 in 1994 because a vacated outparcel and related tenant improvements at Ridge Plaza were demolished to provide additional parking at the Joint Venture's properties. Additionally, a tenant with a new ten-year lease notified the Joint Venture it would not occupy its space. Negotiations have commenced with the tenant relating to a buy-out of the lease. As a result, depreciation and amortization expense includes the write-off of related tenant improvements and leasing commissions of approximately $108,000. These increases were offset by the effect of a write-down of the Joint Venture properties in 1993 which lowered depreciation expense. Depreciation and amortization expense decreased by approximately $152,000 for the year ended December 31, 1993 as compared to 1992 due to the write-off of building improvements in 1992 resulting from vacated tenants.

   Efforts continue to market Ridge Plaza as an entertainment center in an effort to improve occupancy. Leasing efforts remain targeted toward tenants that provide indoor sports-related and other leisure-time activities and supporting services; however, rental rates generated by these tenants are lower than those expected. The leasing of entertainment space also involves a substantial marketing effort which has and will continue to involve significant tenant concessions. The Joint Venture's properties were considered to be permanently impaired in 1993 because declines in net operating income had continued for an extended period of time and the trend was not expected to change in the foreseeable future. Based on low rental rates, which continued to decline in comparison to the average rental rates charged by the competition, significant tenant concessions and oversupply of retail space in the Joint Venture's submarket, the General Partners considered this impairment to be permanent. As a result, the depreciated cost basis of the properties was reduced to estimated fair value based on third party appraisals through a write-down of $17,150,000 in 1993. This amount consisted of a provision for loss on impairment of $14,050,000 and the utilization of a $3,100,000 valuation allowance recorded in 1992 based on undiscounted amounts. As a result, the Joint Venture's net loss for 1993 increased by $14,050,000; however, distributions of the Joint Venture were not affected.

Inflation

   Inflation has had no material impact on operations or on the financial condition of the Partnership from inception through December 31, 1994.

                               OTHER INFORMATION

   On October 27, 1994, an affiliate of PBP, Prudential Securities Incorporated (``PSI''), entered into cooperation and deferred prosecution agreements (the ``Agreements'') with the Office of the United States Attorney for the Southern District of New York (the ``U.S. Attorney''). The Agreements resolved a grand jury investigation that had been conducted by the U.S. Attorney into PSI's sale during the 1980's of the Prudential-Bache Energy Income Fund oil and gas limited partnerships (the ``Income Funds''). In connection with the Agreements, the U.S. Attorney filed a complaint charging PSI with a criminal violation of the securities laws. In its request for a deferred prosecution, PSI acknowledged to having made certain misstatements in connection with the sale of the Income Funds. Pursuant to the Agreements, the U.S. Attorney will defer any prosecution of the charge in the complaint for a period of three years, provided that PSI complies with certain conditions during the three year period. These include conditions that PSI not violate any criminal laws; that PSI contribute an additional $330 million to a pre-existing settlement fund; that PSI cooperate with the government in any future inquiries; and that PSI comply with various compliance-related provisions. If, at the end of the three-year period, PSI has complied with the terms of the Agreements, the U.S. Attorney will be barred from prosecuting PSI on the charges set forth in the complaint. If, on the other hand, during the course of the three-year period, PSI violates the terms of the Agreements, the U.S. Attorney can elect to pursue such charges.

   The Partnership's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       Prudential Acquisition Fund I, L.P.
        c/o Prudential-Bache Properties, Inc.
        Client Services Department
        P.O. Box 2016
        New York, New York 10272-2016

Prudential Securities Incorporated                         BULK RATE
Peck Slip Station                                         U.S. POSTAGE
P.O. Box 2016                                                 PAID
New York, NY 10272                                        Automatic Mail

PAF/17003