Form 10-K, Exhibit 13
period 1995-12-31
PRUDENTIAL ACQUISITION FUND I LP
filed 1996-03-29
CIK 717319

                                               1995
--------------------------------------------------------------------------------
Prudential Acquisition                         Annual
Fund I, L.P.                                   Report

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                           LETTER TO THE UNITHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                          INDEPENDENT AUDITORS' REPORT

To the Partners of Prudential Acquisition Fund I, L.P.
New York, New York

We have audited the accompanying statements of financial condition of Prudential Acquisition Fund, I, L.P. (a Delaware Limited Partnership) as of December 31, 1995 and 1994, and the related statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the General Partners. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Prudential Acquisition Fund I, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

March 26, 1996

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                       -----------------------------
                                                                           1995             1994
----------------------------------------------------------------------------------------------------
ASSETS
Land                                                                   $ 4,008,121      $ 4,008,121
Buildings and improvements                                              31,122,239       30,859,999
Less: accumulated depreciation                                         (17,417,828 )    (16,214,016 )
Investment in joint venture, net                                         9,057,964       10,792,867
                                                                       ------------     ------------
Property                                                                26,770,496       29,446,971
Cash and cash equivalents                                                  750,153          646,346
Deferred rent                                                              391,978          499,599
Other assets                                                                48,236           16,875
                                                                       ------------     ------------
Total assets                                                           $27,960,863      $30,609,791
                                                                       ------------     ------------
                                                                       ------------     ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accounts payable and accrued expenses                                  $   513,226      $   415,871
Tenant security deposits                                                    18,724           16,192
                                                                       ------------     ------------
Total liabilities                                                          531,950          432,063
                                                                       ------------     ------------
Contingencies
Partners' capital
Limited partners (70,124 units issued and outstanding)                  27,428,913       30,177,728
General partners                                                                --               --
                                                                       ------------     ------------
Total partners' capital                                                 27,428,913       30,177,728
                                                                       ------------     ------------
Total liabilities and partners' capital                                $27,960,863      $30,609,791
                                                                       ------------     ------------
                                                                       ------------     ------------
----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS

                                                                    Year ended December 31,
                                                          -------------------------------------------
                                                             1995            1994            1993
-----------------------------------------------------------------------------------------------------
REVENUES
Rental income                                             $ 2,965,764     $ 3,048,468     $ 2,801,858
Recovery of expenses                                          843,567         944,412       1,026,098
Interest income                                                41,266          18,702           6,881
Joint venture equity income (loss)                           (654,903)        193,516      (7,764,418)
                                                          -----------     -----------     -----------
                                                            3,195,694       4,205,098      (3,929,581)
                                                          -----------     -----------     -----------
EXPENSES
Depreciation and amortization                               1,203,812       1,336,456       1,625,153
Property operating                                          1,283,302       1,294,770       1,380,059
Real estate taxes                                             519,140         524,807         630,672
General and administrative                                    532,600         256,455         240,033
Provision for loss on impairment of assets                         --         770,000              --
                                                          -----------     -----------     -----------
                                                            3,538,854       4,182,488       3,875,917
                                                          -----------     -----------     -----------
Net income (loss)                                         $  (343,160)    $    22,610     $(7,805,498)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                          $  (583,724)    $  (148,813)    $(7,941,836)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
General partners                                          $   240,564     $   171,423     $   136,338
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
Net loss per limited partnership unit                     $     (8.32)    $     (2.12)    $   (113.25)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

                                                              LIMITED        GENERAL
                                                             PARTNERS       PARTNERS         TOTAL
-----------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1992                        $41,038,218     $     --      $41,038,218
Net income (loss)                                            (7,941,836)     136,338       (7,805,498)
Distributions                                                (1,226,992)    (136,338 )     (1,363,330)
                                                            -----------     ---------     -----------
Partners' capital--December 31, 1993                         31,869,390           --       31,869,390
Net income (loss)                                              (148,813)     171,423           22,610
Distributions                                                (1,542,849)    (171,423 )     (1,714,272)
                                                            -----------     ---------     -----------
Partners' capital--December 31, 1994                         30,177,728           --       30,177,728
Net income (loss)                                              (583,724)     240,564         (343,160)
Distributions                                                (2,165,091)    (240,564 )     (2,405,655)
                                                            -----------     ---------     -----------
Partners' capital--December 31, 1995                        $27,428,913     $     --      $27,428,913
                                                            -----------     ---------     -----------
                                                            -----------     ---------     -----------
-----------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS

                                                                    Year ended December 31,
                                                          -------------------------------------------
                                                             1995            1994            1993
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Rental income received                                    $ 3,066,379     $ 3,095,522     $ 2,513,760
Recovery of expenses received                                 848,260         963,285         994,157
Interest received                                              41,266          18,702           6,881
Tenant security deposits received (returned)                    2,532          (2,331)        (16,389)
Real estate taxes paid                                       (519,958)       (524,648)       (626,099)
Property operating expenses paid                           (1,384,557)     (1,165,577)     (1,452,020)
General and administrative expenses paid                     (362,220)       (265,529)       (225,027)
Distributions from joint venture income                            --         193,516              --
                                                          -----------     -----------     -----------
Net cash provided by operating activities                   1,691,702       2,312,940       1,195,263
                                                          -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Capitalized property expenditures                            (262,240)       (344,539)     (1,113,731)
Distributions from joint venture in excess of income        1,080,000         319,484         783,000
                                                          -----------     -----------     -----------
Net cash provided by (used in) investing activities           817,760         (25,055)       (330,731)
                                                          -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to partners                                  (2,405,655)     (1,714,272)     (1,363,330)
                                                          -----------     -----------     -----------
Net increase (decrease) in cash and cash equivalents          103,807         573,613        (498,798)
Cash and cash equivalents at beginning of year                646,346          72,733         571,531
                                                          -----------     -----------     -----------
Cash and cash equivalents at end of year                  $   750,153     $   646,346     $    72,733
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY
OPERATING ACTIVITIES
Net income (loss)                                         $  (343,160)    $    22,610     $(7,805,498)
                                                          -----------     -----------     -----------
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
Provision for loss on impairment of assets                         --         770,000              --
Depreciation and amortization                               1,203,812       1,336,456       1,625,153
Distributions from joint venture income                            --         193,516              --
Joint venture equity (income) loss                            654,903        (193,516)      7,764,418
Changes in:
Deferred rent                                                 107,621          34,070        (299,856)
Other assets                                                  (31,361)         24,275         (20,183)
Accounts payable and accrued expenses                          97,355         127,860         (46,910)
Tenant security deposits                                        2,532          (2,331)        (21,861)
                                                          -----------     -----------     -----------
Total adjustments                                           2,034,862       2,290,330       9,000,761
                                                          -----------     -----------     -----------
Net cash provided by operating activities                 $ 1,691,702     $ 2,312,940     $ 1,195,263
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------
-----------------------------------------------------------------------------------------------------
                   The accompanying notes are an integral part of these statements

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential Acquisition Fund I, L.P. (the ``Partnership''), a Delaware limited partnership, was formed on February 16, 1983 and will terminate on December 31, 2007 unless ended sooner under the provisions of the Amended and Restated Partnership Agreement (the ``Partnership Agreement''). The Partnership was formed to acquire and manage income-producing commercial real estate. The general partners of the Partnership are Prudential Realty Partnerships, Inc. (``PRP'') and Prudential-Bache Properties, Inc. (``PBP'') (collectively, the ``General Partners''). At December 31, 1995, the Partnership owns three properties and has a 54% interest in a joint venture which owns two shopping centers (the ``Joint Venture'').

   The two shopping centers owned by the Joint Venture were sold on March 26, 1996 for a gross sales price of $15,500,000 less costs to sell.

   In January 1996, the General Partners mailed to all limited partners a Consent Solicitation Statement (the ``Statement'') asking for their written consent to approve (i) a plan of sale of the remaining assets of the Partnership and (ii) the complete liquidation and dissolution of the Partnership, as more fully described in the Statement. On March 11, 1996, the limited partners holding a majority of the Units approved the plan of sale and complete liquidation and dissolution of the Partnership. Although no time schedule has been adopted for this plan, the Partnership does expect to begin to actively market all of its properties in 1996. It is not expected that the Partnership's eventual total distributions, including sales proceeds, will equal the partners' initial investments.

B. Summary of Significant Accounting Policies

Basis of accounting

   The books and records of the Partnership are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partners to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue from tenant operating leases which provide for rental concessions and scheduled rental increases is recognized on a straight-line basis over the terms of the leases for the directly-owned properties.

Property

   Effective December 31, 1995, the Partnership adopted Statement of Financial Accounting Standards (``SFAS'') No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.'' Under SFAS No. 121, impairment of properties to be held and used is determined to exist when estimated amounts recoverable through future operations on an undiscounted basis are below the properties' carrying value. If a property is determined to be impaired, it should be recorded at the lower of its carrying value or its estimated fair value. For properties that are held for sale, SFAS No. 121 states that they should be recorded at the lower of carrying amount or estimated fair value less costs to sell and that depreciation should cease. As of December 31, 1995, the properties are accounted for as assets held for sale. The implementation of SFAS No. 121 did not have a significant impact on the Partnership's financial position as of December 31, 1995.

   The determination of estimated fair value is based, not only upon future cash flows, which rely upon estimates and assumptions including expense growth, occupancy and rental rates, but also upon market capitalization and discount rates as well as other market indicators. The General Partners believe that the estimates and assumptions used are appropriate in evaluating the carrying amount of the Partnership's properties. However, changes in market conditions and circumstances may occur in the near term which would cause these estimates and assumptions to change, which, in turn, could cause the amounts ultimately realized upon the sale or other disposition of the properties to differ materially from their estimated fair value. Such changes may also require write-downs in the future.

   Prior to December 31, 1995, the Partnership carried its property investments at the lower of depreciated cost or estimated amounts recoverable through future operations and ultimate disposition of the property. Property investments were depreciated or amortized using the straight-line method over their estimated economic lives which ranged from 5 to 35 years depending on property type. A provision for loss on impairment of assets was recorded when estimated amounts recoverable through future operations and ultimate disposition of the property on an undiscounted basis were below depreciated cost. However, property investments were reduced to estimated fair value when the property was considered to be permanently impaired and the depreciated cost exceeded the estimated fair value.

   Buildings and improvements include furniture and fixtures, tenant improvements and capitalized leasing costs. Tenant improvements and capitalized leasing costs were amortized over the lives of their respective leases. Capitalized leasing costs, net of accumulated amortization, were $371,911 and $404,520 as of December 31, 1995 and 1994, respectively.

Investment in Joint Venture

   The Partnership accounts for its investment in the Joint Venture using the equity method. Costs incurred in the acquisition of the investment (approximately $83,000) that were in excess of the Partnership's basis in the Joint Venture are being amortized over an eighteen-year period and are included in Joint Venture equity income (loss).

   The two shopping centers owned by the Joint Venture were sold on March 26, 1996 for a gross sales price of $15,500,000 less costs to sell.

Cash and cash equivalents

   Cash and cash equivalents include short-term investments with original maturities of three months or less. They are carried at cost plus accrued interest, which approximates market value.

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

   Distributions of cash are made in accordance with the Partnership Agreement and are allocated 90% to the limited partners and 10% to the General Partners. Proceeds from the sale of the properties and liquidation of the Partnership will be distributed in accordance with the Partnership Agreement.

C. Property

   The Partnership's directly-owned properties are comprised of the following:

                                                                      December 31,
                                                              ----------------------------
                                                                  1995            1994
          --------------------------------------------------------------------------------
          Norwest Center Office Building--
            Rochester, MN                                     $  5,793,788     $ 6,027,741
          Norwalk Industrial Warehouse--
            Norwalk, CA                                          5,967,467       6,222,487
          One Executive Center Office Building--
            Albuquerque, NM                                      5,951,277       6,403,876
                                                              ------------     -----------
                                                              $ 17,712,532     $18,654,104
                                                              ------------     -----------
                                                              ------------     -----------

   In 1994, the properties' carrying value had been reduced to the lower of depreciated cost or estimated fair value based on third party appraisals. As a result, a provision for loss on impairment of assets of $770,000 was recorded for the year ended December 31, 1994. No additional provisions were required in 1995.

   Revenues from the Norwest Center in Rochester, Minnesota, a multi-tenant office building, represented approximately 45%, 46% and 52% of the Partnership's income from directly-owned properties for the years ended December 31, 1995, 1994 and 1993, respectively. One tenant at this property, Norwest Bank, N.A., accounted for 26%, 28% and 21% of the revenues of the Partnership for the years ended December 31, 1995, 1994 and 1993, respectively. Although the Norwest Bank lease expires in 2012, it contains a termination option which expires in October 1997.

   The Partnership's industrial warehouse facility located in Norwalk, California was vacant from September 1992 through February 1993; however, a ten year lease for the entire building was signed March 1, 1993 with Weber Distribution. Revenues from this property represented approximately 18%, 18% and 13% of the Partnership's income from directly-owned properties for the years ended December 31, 1995, 1994 and 1993, respectively.

   Revenues from One Executive Center, a five-story office building located in Albuquerque, New Mexico represented approximately 37%, 36% and 35% of the Registrant's income from directly-owned properties for the years ended December 31, 1995, 1994 and 1993, respectively.

D. Income Taxes

   The following is a reconciliation of net income (loss) reported for financial reporting purposes with net income (loss) reported for tax reporting purposes.

                                                                    Year ended December 31,
                                                          -------------------------------------------
                                                             1995            1994            1993
-----------------------------------------------------------------------------------------------------
Net income (loss) per financial statements                $  (343,160)    $    22,610     $(7,805,498)
                                                          -----------     -----------     -----------
Tax depreciation greater than financial statement
  depreciation                                               (451,170)       (330,406)       (206,387)
Joint Venture financial statement income less
  (greater) than income for tax purposes                      933,103         (64,845)      7,381,933
Bad debt expense (recovery)                                     2,262             485          (2,995)
Lease concessions                                             107,621          34,070        (299,856)
Provision for loss on impairment of assets                         --         770,000              --
                                                          -----------     -----------     -----------
Total adjustments                                             591,816         409,304       6,872,695
                                                          -----------     -----------     -----------
Tax basis net income (loss)                               $   248,656     $   431,914     $  (932,803)
                                                          -----------     -----------     -----------
                                                          -----------     -----------     -----------

   The differences between the tax basis and book basis of partners' capital are primarily attributable to the cumulative effect of the book-to-tax income (loss) adjustments and the recording of distributions to partners.

E. Leases

   The Partnership has noncancellable operating leases at its two office buildings and warehouse. Future minimum lease receipts at December 31, 1995 due under these noncancellable leases are as follows:

   1996              $  3,084,648
   1997                 2,311,177
   1998                 1,884,384
   1999                 1,533,335
   2000                 1,335,868
   Thereafter           8,716,643
                     ------------
                     $ 18,866,055
                     ------------
                     ------------

   In addition, certain of the leases require the tenants to reimburse the Partnership for real estate taxes, insurance costs and other expenses.

F. Investment in Joint Venture

   The Partnership has a 54% interest in a Joint Venture with an affiliated limited partnership. Presented below is summarized financial information for the Joint Venture.

                                                                       December 31,
                                                          ---------------------------------------
                                                                1995                  1994
    ---------------------------------------------------------------------------------------------
    Assets
    Land                                                    $   3,835,457         $   4,422,957
    Buildings and improvements                                 27,899,102            29,615,596
    Less: accumulated depreciation                            (16,756,187)          (15,627,896)
                                                          -----------------     -----------------
    Property                                                   14,978,372            18,410,657
    Accounts receivable, net                                      688,279               407,437
    Cash and cash equivalents                                   1,427,420             2,054,578
                                                          -----------------     -----------------
    Total assets                                            $  17,094,071         $  20,872,672
                                                          -----------------     -----------------
                                                          -----------------     -----------------
    Liabilities and partners' capital
    Total liabilities                                       $     326,699         $     901,073
                                                          -----------------     -----------------
    Partners' capital
    Prudential Acquisition Fund I, L.P.                         9,009,238            10,739,520
    Prudential Realty Acquisition Fund II, L.P.                 7,758,134             9,232,079
                                                          -----------------     -----------------
    Total partners' capital                                    16,767,372            19,971,599
                                                          -----------------     -----------------
    Total liabilities and partners' capital                 $  17,094,071         $  20,872,672
                                                          -----------------     -----------------
                                                          -----------------     -----------------

                                                               Year ended December 31,
                                                    ---------------------------------------------
                                                       1995             1994             1993
    ---------------------------------------------------------------------------------------------
    Revenues
    Rental income                                   $ 2,843,407     $  2,613,050     $  2,514,661
    Recovery of expenses                              1,091,276          937,386        1,070,228
    Interest income                                     102,664           62,641           48,230
                                                    -----------     ------------     ------------
                                                      4,037,347        3,613,077        3,633,119
                                                    -----------     ------------     ------------
    Expenses
    Depreciation and amortization                     1,128,291        1,675,411        1,646,412
    Property operating                                1,101,079        1,034,603        1,266,862
    Real estate taxes                                   518,388          427,759          924,126
    General and administrative                          143,816          108,385          115,717
    Provision for loss on impairment of assets        2,350,000               --       14,050,000
                                                    -----------     ------------     ------------
                                                      5,241,574        3,246,158       18,003,117
                                                    -----------     ------------     ------------
    Net income (loss)                               $(1,204,227)    $    366,919     $(14,369,998)
                                                    -----------     ------------     ------------
                                                    -----------     ------------     ------------

   Investment in joint venture and joint venture equity income (loss) include amortization of $4,620 annually of the Partnership's acquisition costs that were in excess of the asset basis. Accumulated amortization was $32,338 at December 31, 1995.

   Effective December 31, 1995, the Joint Venture adopted Statement of Financial Accounting Standards (``SFAS'') No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.'' Under SFAS No. 121, impairment of properties to be held and used is determined to exist when estimated amounts recoverable through future operations on an undiscounted basis are below the properties' carrying value. If a property is determined to be impaired, it should be recorded at the lower of its carrying value or its estimated fair value. For properties that are held for sale, SFAS No. 121 states that they should be recorded at the lower of carrying amount or estimated fair value less cost to sell and depreciation should cease.

   The carrying value of the Joint Venture's properties were reduced by $850,000 during the second quarter of 1995 to reflect an impairment in value resulting from lease defaults and market indications. In the fourth quarter of 1995, the Joint Venture recorded a provision for loss on impairment of assets of $1,500,000 to reflect the estimated net proceeds received from the sale of the two shopping centers on March 26, 1996.

   The Joint Venture's properties were considered to be impaired in 1993 because declines in net operating income had continued for an extended period of time and the trend was not expected to change in the foreseeable future. Based on low rental rates, which continued to decline in comparison to the average rental rates charged by the competition, significant tenant concessions and oversupply of retail space in the Joint Venture's submarket, a write-down of $17,150,000 was recorded at December 31, 1993 to reduce the Joint Venture's properties to estimated fair value based on third party appraisals.

G. Related Parties

   The General Partners and their affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management, registrar, transfer and assignment functions, asset management, investor communications, printing and other administrative services. The amount of reimbursement from the Partnership is limited by the provisions of the Partnership Agreement. The costs and expenses incurred on behalf of the Partnership which are reimbursable to the General Partners and their affiliates are:

                                           Year ended December 31,
                                      ----------------------------------
                                        1995         1994         1993
------------------------------------------------------------------------
Prudential Realty Partnership, Inc.
  and affiliates                      $ 87,200     $ 41,500     $ 38,900
Prudential-Bache Properties, Inc.
  and affiliates                       118,400       89,400       92,300
                                      --------     --------     --------
                                      $205,600     $130,900     $131,200
                                      --------     --------     --------
                                      --------     --------     --------

   Expenses payable to the General Partners and their affiliates (which are included in accrued expenses) as of December 31, 1995 and 1994 are $74,000 and $41,100, respectively.

   In addition, the General Partners and their affiliates perform similar services for the Joint Venture. The Partnership's allocable share of the costs and expenses incurred on behalf of the Joint Venture which are reimbursable to the General Partners and their affiliates were $38,400, $30,900 and $34,400 for the years ended December 31, 1995, 1994, and 1993, respectively.

   Prudential Securities Incorporated (``PSI''), an affiliate of the General Partners, owns 175 limited partnership units at December 31, 1995.

H. Contingencies

   On or about October 18, 1993, a putative class action, captioned Kinnes et al. v. Prudential Securities Group Inc. et al. (CV-93-654), was filed in the United States District Court for the District of Arizona, purportedly on behalf of investors in the Partnership, against the Partnership, PBP, PSI and a number of other defendants. Plaintiffs alleged violation of the federal Racketeer Influenced and Corrupt Organizations Act (``RICO'') statutes, breach of fiduciary duty, fraud and deceit, negligence, and demanded an accounting. Plaintiffs sought unspecified compensatory, punitive and treble damages, and rescission, including costs and attorneys' fees, but the only relief sought against the Partnership was an accounting. The Prudential defendants filed a motion to dismiss on December 22, 1993.

   By order of the Judicial Panel on Multidistrict Litigation dated April 14, 1994, the Kinnes case, together with a number of other actions not involving the Partnership, was transferred to a single judge of the United States District Court for the Southern District of New York and consolidated for pretrial proceedings under the caption In re Prudential Securities Incorporated Limited Partnerships Litigation (MDL Docket 1005). On June 8, 1994, plaintiffs in the transferred cases filed a complaint that consolidated the previously filed complaints and named as defendants, among others, PSI, certain of its present and former employees, PRP and PBP. The Partnership was not named as a defendant in the consolidated complaint, but the name of the Partnership was listed as being among the limited partnerships at issue in the case.

   On August 9, 1995 PRP, PBP, PSI and other Prudential defendants entered into a Stipulation and Agreement of Partial Compromise and Settlement with legal counsel representing plaintiffs in the consolidated actions. The court preliminarily approved the settlement agreement by order dated August 29, 1995 and, following a hearing held November 17, 1995, found that the agreement was fair, reasonable, adequate and in the best interests of the plaintiff class. The court gave final approval to the settlement, certified a class of purchasers of specific limited partnerships, including the Partnership, released all settled claims by members of the class against the PSI settling defendants and permanently barred and enjoined class members from instituting, commencing or prosecuting any settled claim against the released parties. The full amount due under the settlement agreement has been paid by PSI.

I. Subsequent Events

   In February 1996, a distribution of $623,000 was paid to the partners for the quarter ended December 31, 1995. Limited partners received a total of $561,000, which represents $8.00 per unit, and the General Partners received the remainder.

   The two shopping centers owned by the Joint Venture were sold on March 26, 1996 for a gross sales price of $15,500,000 less costs to sell.

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   The Partnership has a real estate investment portfolio consisting of two office buildings, a warehouse and has an equity interest in a joint venture (the ``Joint Venture'') which owned two shopping centers. The two shopping centers owned by the Joint Venture were sold on March 26, 1996 for a gross sales price of $15,500,000 less costs to sell. The sale of the property is expected to result in a significant distribution during the second quarter of 1996.

   In January 1996, the General Partners mailed to all limited partners a Consent Solicitation Statement (the ``Statement'') asking for their written consent to approve (i) a plan of sale of the remaining assets of the Partnership and (ii) the complete liquidation and dissolution of the Partnership, as more fully described in the Statement. As of March 11, 1996, the majority of the limited partners approved the plan of sale and complete liquidation and dissolution of the Partnership. There is no specific time schedule for the sale of the remaining properties or for the liquidation of the Partnership. However, the Partnership expects to begin to actively market all of its remaining properties in 1996. It is not expected that the Partnership's eventual total distributions, including sales proceeds, will equal the partners' initial investments.

   During the year ended December 31, 1995, the Partnership's cash and cash equivalents increased $104,000 primarily as a result of increased distributions from the Joint Venture as compared to the prior year. The Joint Venture, in which the Partnership has a 54% interest, has cash and cash equivalents of $1,427,000 at December 31, 1995 as compared to $2,055,000 at December 31, 1994.
This amount is anticipated to be sufficient to pay outstanding liabilities, fund capital expenditures (including leasing commissions and tenant improvements) and provide additional cash distributions to the Partnership. Cash distributions to the Partnership from the Joint Venture totalled $1,080,000 and $513,000 for the years ended December 31, 1995 and 1994, respectively. The level of distributions of cash from the Joint Venture is impacted by the operating results of its properties as well as the levels of cash reserves it maintains. The Joint Venture expended $46,000 for capital improvements during 1995.

   In connection with the capital improvements which are discussed in further detail below, the amount of actual expenditures and their timing will depend on the success of leasing efforts, the nature and timing of new leases and lease renewals, ongoing evaluation of the need for the planned improvements and optimal timing of their implementation as well as the timing of the sale of the properties.

Cash Distributions

   Cash distributions paid to the limited partners and General Partners totalled $2,406,000 and $1,714,000 for the years ended December 31, 1995, and 1994, respectively, of which the limited partners received $2,165,000 and $1,543,000 ($30.88 and $22.00 per unit), respectively, and the General Partners received the remainder. These amounts represent payments from current and prior undistributed cash flow from operations of the directly-owned and Joint Venture properties discussed below in Results of Operations.

   In February 1996, cash distributions of $623,000 were paid to the limited partners and General Partners. Limited partners received $561,000 ($8.00 per unit) and the General Partners received the remainder.

   The amount of cash generated by the Partnership from operations of the directly-owned properties, the amount expended for capital improvements, and the amount of reserves set aside for anticipated capital improvements as well as the timing of the sale of the Partnership's properties could affect the Partnership's ability to make future distributions to the partners and the amount of the distributions that may be made.

Capital Improvements--Directly-Owned Properties

   For the year ended December 31, 1995, the Partnership expended $262,000 on capital improvements ($208,000 at One Executive Center and $54,000 at Norwest Center) for tenant improvements, leasing commissions and building improvements necessary to maintain the properties. For the year ended December 31, 1994 the Partnership expended $345,000 on capital improvements. Projected capital expenditures for the directly-owned properties for 1996 are estimated at $89,000. This includes $54,000 in anticipated tenant improvements and leasing commissions and $35,000 for improvements necessary to maintain the properties. These capital improvements will be funded from either undistributed cash balances or cash derived from future operations.

Capital Improvements--Joint Venture

   During 1995, the Joint Venture, in which the Partnership has a 54% interest, expended $46,000 for capital improvements of which $16,000 represented building and land improvements and $30,000 represented leasing commissions. Projected capital expenditures for the Joint Venture for 1996 are estimated at $40,000 for anticipated tenant improvements and leasing commissions.

Results of Operations

   The Partnership recorded a net loss of $343,000 for the year ended December 31, 1995. For the years ended December 31, 1994 and 1993, the Partnership recorded net income of $23,000 and a net loss of $7,805,000, respectively. As discussed in further detail below, the fluctuations in these amounts were primarily the result of the timing and magnitude of the provisions for loss on impairment of assets recorded for the Partnership and Joint Venture properties. The Partnership's pro rata share of provisions for loss on impairment of assets recorded for the Joint Venture properties was $1,269,000 and $7,587,000 in 1995 and 1993, respectively. A $770,000 provision for loss on impairment of assets was recorded in 1994 relating to the directly-owned properties. Fluctuations between periods in other operating results are discussed below.

Directly-Owned Properties

   As of December 31, 1995 and 1994, the Norwalk Industrial property in Norwalk, California was 100% leased. Rental income for 1995 decreased $59,000 as compared to 1994 primarily as a result of an adjustment in the first quarter of 1994 to properly reflect the impact of additional free rent concessions given to its sole tenant. Rental income for 1994 increased $227,000 as compared to 1993 due to the signing on March 1, 1993 of a ten-year lease for the entire building to a single tenant, Weber Distribution. Rent receipts began in September 1993 after a six month free rent period. Operating expenses for 1995 were comparable to 1994. Operating expenses for 1994 decreased $53,000 as compared to 1993. The vacancy at the Norwalk property caused property expenses such as utilities and repairs and maintenance, usually charged to the tenant, to be charged to the Partnership for the first nine months of 1993.

   The Norwest Center property in Rochester, Minnesota was 92% and 92% leased (88% and 87% occupied) as of December 31, 1995 and 1994, respectively. During the next twelve months, three leases representing 14% of the leased space are scheduled to expire. One major tenant at the property, Norwest Bank, has a lease expiring in 2012 with a termination option which expires in October 1997. Rental income for 1995 was comparable to 1994 while operating expenses decreased $40,000 as compared to 1994 due to lower cleaning, utility and professional fees. Rental income for 1994 decreased $72,000 as compared to 1993 due primarily to lower occupancy rates while operating expenses increased $26,000 due to an increase in repairs and maintenance and cleaning expenses.

   The One Executive Center office property in Albuquerque, New Mexico was 99% and 100% leased as of December 31, 1995 and 1994, respectively. During the next twelve months, four leases representing 9% of the rentable space are scheduled to expire. Discussions are underway with existing tenants regarding the renewal of the affected leases. Rental income for the year ended December 31, 1995 decreased $21,000 as compared to 1994 due to the decrease in occupancy. Operating expenses in 1995 were comparable to 1994. Rental income for the year ended December 31, 1994 increased $94,000 as compared to 1993 due to increased rental rates, and operating expenses decreased $16,000 due to lower repairs and maintenance expenses.

   Depreciation and amortization for the years ended December 31, 1995 and 1994 decreased $133,000 and $289,000, respectively, as compared to 1994 and 1993 as several tenant improvements at One Executive Center became fully depreciated during 1994. In addition, there was a lower depreciable basis at One Executive Center in 1995 as a result of an impairment provision recorded in the fourth quarter of 1994.

   Real estate taxes for the year ended December 31, 1995 were comparable to 1994. Real estate taxes for the year ended December 31, 1994 decreased $106,000 as compared to 1993 due to the effect of a successful appeal of the assessed property value at the Norwalk and Norwest Properties which resulted in tax refunds in the fourth quarter of 1994.

   General and administrative expenses increased $276,000 for the year ended December 31, 1995 as compared to 1994 mainly due to costs relating to the preparation and review of the Consent Solicitation

Statement and increased costs to administer the Partnership. General and administrative expenses for the year ended December 31, 1994 increased $16,000 as compared to 1993 due to the timing of certain expense accruals recorded in the respective years.

Joint Venture Properties

   As of December 31, 1995, Pine Island and Ridge Plaza were 94% and 81% leased (88% and 71% occupied), respectively, as compared to 93% and 90% leased (93% and 80% occupied) as of December 31, 1994. Over the next twelve months, five leases representing 7% of the rentable space are scheduled to expire at Pine Island. In the third quarter of 1994, a new tenant who had signed a ten-year lease notified the Joint Venture it would not occupy its space (approximately 10% of the leased space of Ridge Plaza). The tenant is not making payments as required by its lease. Negotiations continue with the tenant relating to a buy-out of the lease. Occupancy further dropped at Ridge Plaza by 10% in April 1995 when a tenant was evicted due to the non-compliance of an operating covenant. There are no significant leases scheduled to expire in the next twelve months at Ridge Plaza. A drug store which occupies 5% of the total space in Pine Island was acquired by another chain in June 1995. The new owner closed the store during the third quarter; however, it is required under its lease obligations to continue making payments until expiration of the lease in 2003.

   Rental income for the year ended December 31, 1995 increased $230,000 compared to 1994 due to increased occupancy at Pine Island and the expiration of free rent periods for several tenants during 1994 at Ridge Plaza. Rental income for the year ended December 31, 1994 increased $98,000 as compared to 1993 mainly due to the increased average rental and occupancy rates at Pine Island.

   Property operating expenses for the year ended December 31, 1995 increased $66,000 as compared to 1994 primarily due to an increase in provisions for doubtful accounts. Property operating expenses for the year ended December 31, 1994 decreased $232,000 as compared to 1993 primarily due to provisions for doubtful accounts recorded in 1993.

   Real estate taxes for the year ended December 31, 1995 increased $91,000 as compared to 1994 and decreased $496,000 for the year ended December 31, 1994 as compared to 1993 due to refunds received for prior periods at both Pine Island and Ridge Plaza in the fourth quarter of 1994 as a result of a lower assessment on the properties.

   Depreciation and amortization expense for the year ended December 31, 1995 decreased $547,000 as compared to 1994 because a vacated outparcel and related tenant improvements at Ridge Plaza were demolished to provide additional parking at the Joint Venture's properties in 1994. Additionally, in the third quarter of 1994, a tenant with a new ten-year lease notified the Joint Venture it would not occupy its space. Negotiations are ongoing with the tenant relating to a buy-out of the lease. As a result, depreciation and amortization expense in 1994 includes the write-off of related tenant improvements and leasing commissions of $108,000. Furthermore, a tenant vacated its space at Pine Island in the third quarter of 1994, resulting in a write-off of tenant improvements of $154,000. Depreciation and amortization expense for the year ended December 31, 1994 increased $29,000 as compared to 1993 primarily due to the reasons mentioned above, offset by the effect of a lower depreciable basis resulting from the write-down of the Joint Venture properties in 1993.

   General and administrative expenses for the year ended December 31, 1995 increased $35,000 as compared to 1994 primarily due to costs relating to the preparation and review of the Consent Solicitation Statement and increased costs to administer the Joint Venture.

   The carrying value of the Joint Venture's properties were reduced by $850,000 during the second quarter of 1995 to reflect an impairment in value resulting from lease defaults and market indications. In the fourth quarter of 1995, the Joint Venture recorded a provision for loss on impairment of assets of $1,500,000 to reflect the estimated net proceeds received from the sale of the two shopping centers on March 26, 1996.

   The Joint Venture's properties were considered to be impaired in 1993 because declines in net operating income had continued for an extended period of time and the trend was not expected to change in the foreseeable future. Based on low rental rates, which continued to decline in comparison to the average rental rates charged by the competition, significant tenant concessions and oversupply of retail space in the Joint Venture's submarket, the General Partners considered this impairment to be permanent. As a result, the depreciated cost basis of the properties was reduced to estimated fair value based on third party appraisals through a write-down of $17,150,000 in 1993.

                               OTHER INFORMATION

   The Partnership's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

       Prudential Acquisition Fund I, L.P.
        c/o Prudential-Bache Properties, Inc.
        Client Services Department
        P.O. Box 2016
        New York, New York 10272-2016

Peck Slip Station
                                   BULK RATE
P.O. Box 2016
                                  U.S. POSTAGE
New York, NY 10272-2016
                                      PAID
                                 Automatic Mail

PAF/17003