Form 10-K, Exhibit 13
period 1996-12-31
PRUDENTIAL ACQUISITION FUND I LP
filed 1997-03-27
CIK 717319

                                                                     1996
--------------------------------------------------------------------------------
Prudential Acquisition                                               Annual
Fund I, L.P.                                                         Report

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                           LETTER TO THE UNITHOLDERS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Deloitte &
   Touche LLP
                        --------------------------------------------------------
                        Two World Financial Center Telephone: (212) 436-2000 New York, New York 10281-1414 Facsimile: (212) 436-5000


                          INDEPENDENT AUDITORS' REPORT

To the Partners of Prudential Acquisition Fund I, L.P.
New York, New York

We have audited the accompanying statement of net assets in process of liquidation of Prudential Acquisition Fund I, L.P. (a Delaware Limited Partnership) as of December 31, 1996. In addition, we have audited the accompanying statement of financial condition of Prudential Acquisition Fund I, L.P. as of December 31, 1995, and the related statements of operations, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the General Partners. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Notes A and B to the financial statements, the Partnership's limited partners have approved the dissolution and ultimate liquidation of the Partnership. As a result, the Partnership has changed its basis of accounting from the going-concern basis to the liquidation basis effective December 31, 1996.

In our opinion, such financial statements present fairly, in all material respects, (1) the net assets in process of liquidation of Prudential Acquisition Fund I, L.P. at December 31, 1996, (2) its financial condition at December 31, 1995 and (3) the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles on the bases described in the preceding paragraph.

/s/ Deloitte & Touche LLP

March 24, 1997

-----------------
Deloitte Touche
Tohmatsu
International
-----------------

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                            STATEMENT OF NET ASSETS
                          (in process of liquidation)
                               December 31, 1996

--------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                             $   928,108
Due from General Partners at liquidation                                                  707,252
Other assets                                                                               92,600
                                                                                      ------------
Total assets                                                                            1,727,960
                                                                                      ------------
LIABILITIES
Estimated liquidation costs                                                               295,000
Due to affiliates                                                                          35,819
Other liabilities                                                                         209,007
                                                                                      ------------
Total liabilities                                                                         539,826
                                                                                      ------------
Contingencies
Net assets available to Limited and General Partners                                  $ 1,188,134
                                                                                      ------------
                                                                                      ------------
Limited partnership units issued and outstanding                                           70,124
                                                                                      ------------
                                                                                      ------------
--------------------------------------------------------------------------------------------------

                        STATEMENT OF FINANCIAL CONDITION
                             (going concern basis)
                               December 31, 1995

--------------------------------------------------------------------------------------------------
ASSETS
Property held for sale                                                                $17,712,532
Investment in joint venture, net                                                        9,057,964
Cash and cash equivalents                                                                 750,153
Deferred rent                                                                             391,978
Other assets                                                                               48,236
                                                                                      ------------
Total assets                                                                          $27,960,863
                                                                                      ------------
                                                                                      ------------
LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accounts payable and accrued expenses                                                 $   513,226
Tenant security deposits                                                                   18,724
                                                                                      ------------
Total liabilities                                                                         531,950
                                                                                      ------------
Partners' capital
Limited partners (70,124 units issued and outstanding)                                 27,428,913
General partners                                                                               --
                                                                                      ------------
Total partners' capital                                                                27,428,913
                                                                                      ------------
Total liabilities and partners' capital                                               $27,960,863
                                                                                      ------------
                                                                                      ------------
--------------------------------------------------------------------------------------------------

                The accompanying notes are an integral part of these statements

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                            STATEMENTS OF OPERATIONS
                             (going concern basis)

                                                                    Year ended December 31,
                                                            ----------------------------------------
                                                               1996           1995           1994
----------------------------------------------------------------------------------------------------
REVENUES
Rental income                                               $2,079,886     $2,965,764     $3,048,468
Recovery of expenses                                           768,562        843,567        944,412
Interest income                                                 81,717         41,266         18,702
Joint venture equity income (loss)                             260,504       (654,903)       193,516
                                                            ----------     ----------     ----------
                                                             3,190,669      3,195,694      4,205,098
                                                            ----------     ----------     ----------
EXPENSES
Property operating                                           1,307,631      1,283,302      1,294,770
Real estate taxes                                              371,701        519,140        524,807
General and administrative                                     275,333        532,600        256,455
Provision for loss on impairment of assets                          --             --        770,000
Depreciation and amortization                                       --      1,203,812      1,336,456
                                                            ----------     ----------     ----------
                                                             1,954,665      3,538,854      4,182,488
                                                            ----------     ----------     ----------
Income (loss)--going concern basis                           1,236,004       (343,160)        22,610
Gain on sale of properties                                   2,284,166             --             --
Estimated liquidation costs                                   (295,000)            --             --
                                                            ----------     ----------     ----------
Net income (loss)                                           $3,225,170     $ (343,160)    $   22,610
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
ALLOCATION OF NET INCOME (LOSS)
Limited partners                                            $2,982,295     $ (583,724)    $ (148,813)
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
General partners                                            $  242,875     $  240,564     $  171,423
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
Net income (loss) per limited partnership unit              $    42.53     $    (8.32)    $    (2.12)
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
----------------------------------------------------------------------------------------------------

                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                             (going concern basis)

                                                             LIMITED         GENERAL
                                                             PARTNERS       PARTNERS         TOTAL
------------------------------------------------------------------------------------------------------
Partners' capital--December 31, 1993                       $ 31,869,390     $     --      $ 31,869,390
Net income (loss)                                              (148,813)     171,423            22,610
Distributions                                                (1,542,849)    (171,423 )      (1,714,272)
                                                           ------------     ---------     ------------
Partners' capital--December 31, 1994                         30,177,728           --        30,177,728
Net income (loss)                                              (583,724)     240,564          (343,160)
Distributions                                                (2,165,091)    (240,564 )      (2,405,655)
                                                           ------------     ---------     ------------
Partners' capital--December 31, 1995                         27,428,913           --        27,428,913
Net income                                                    2,982,295      242,875         3,225,170
Distributions                                               (29,930,326)    (242,875 )     (30,173,201)
Effect of restoration provision of
  partnership agreement                                         707,252           --           707,252
                                                           ------------     ---------     ------------
Net assets--December 31, 1996                              $  1,188,134     $     --      $  1,188,134
                                                           ------------     ---------     ------------
                                                           ------------     ---------     ------------
------------------------------------------------------------------------------------------------------

                The accompanying notes are an integral part of these statements

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                            STATEMENTS OF CASH FLOWS
                             (going concern basis)

                                                                   Year ended December 31,
                                                         --------------------------------------------
                                                             1996            1995            1994
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Rental income received                                   $  2,385,701     $ 3,066,379     $ 3,095,522
Recovery of expenses received                                 773,731         848,260         963,285
Interest received                                              81,717          41,266          18,702
Tenant security deposits received (returned)                  (18,724)          2,532          (2,331)
Real estate taxes paid                                       (417,428)       (519,958)       (524,648)
Property operating expenses paid                           (1,314,973)     (1,384,557)     (1,165,577)
General and administrative expenses paid                     (454,034)       (362,220)       (265,529)
Distributions from joint venture income                       260,504              --         193,516
                                                         ------------     -----------     -----------
Net cash provided by operating activities                   1,296,494       1,691,702       2,312,940
                                                         ------------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Capitalized property expenditures                             (90,426)       (262,240)       (344,539)
Net proceeds from sale of properties                       20,087,124              --              --
Distributions from joint venture in excess of income        9,057,964       1,080,000         319,484
                                                         ------------     -----------     -----------
Net cash provided by (used in) investing activities        29,054,662         817,760         (25,055)
                                                         ------------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to partners                                 (30,173,201)     (2,405,655)     (1,714,272)
                                                         ------------     -----------     -----------
Net increase in cash and cash equivalents                     177,955         103,807         573,613
Cash and cash equivalents at beginning of year                750,153         646,346          72,733
                                                         ------------     -----------     -----------
Cash and cash equivalents at end of year                 $    928,108     $   750,153     $   646,346
                                                         ------------     -----------     -----------
                                                         ------------     -----------     -----------
-----------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY
OPERATING ACTIVITIES
Net income (loss)                                        $  3,225,170     $  (343,160)    $    22,610
                                                         ------------     -----------     -----------
Adjustments to reconcile net income (loss) to net
  cash
  provided by operating activities:
Gain on sale of properties                                 (2,284,166)             --              --
Depreciation and amortization                                      --       1,203,812       1,336,456
Provision for loss on impairment of assets                         --              --         770,000
Distributions from joint venture income                       260,504              --         193,516
Joint venture equity (income) loss                           (260,504)        654,903        (193,516)
Changes in:
Deferred rent                                                 391,978         107,621          34,070
Other assets                                                  (44,364)        (31,361)         24,275
Estimated liquidation costs                                   295,000              --              --
Accounts payable and accrued expenses                        (268,400)         97,355         127,860
Tenant security deposits                                      (18,724)          2,532          (2,331)
                                                         ------------     -----------     -----------
Total adjustments                                          (1,928,676)      2,034,862       2,290,330
                                                         ------------     -----------     -----------
Net cash provided by operating activities                $  1,296,494     $ 1,691,702     $ 2,312,940
                                                         ------------     -----------     -----------
                                                         ------------     -----------     -----------
-----------------------------------------------------------------------------------------------------

                The accompanying notes are an integral part of these statements

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
                         NOTES TO FINANCIAL STATEMENTS

A. General

   Prudential Acquisition Fund I, L.P. (the ``Partnership''), a Delaware limited partnership, was formed on February 16, 1983 and will terminate in accordance with a vote of the limited partners as described below. The Partnership was formed to acquire and manage income-producing commercial real estate. The general partners of the Partnership are Prudential Realty Partnerships, Inc. (``PRP'') and Prudential-Bache Properties, Inc. (``PBP'') (collectively, the ``General Partners'').

   The Partnership had invested in and operated a real estate investment portfolio which consisted of five properties: two office buildings, a warehouse and two shopping centers. The shopping centers were acquired through a joint venture agreement with Prudential Realty Acquisition Fund II, L.P., an affiliated limited partnership (``Joint Venture''). All of the Partnership's properties have been sold as of December 31, 1996.

   In January 1996, the General Partners mailed to all limited partners a Consent Solicitation Statement (the ``Statement'') asking for their written consent to approve (i) a plan of sale of the remaining assets of the Partnership and (ii) the complete liquidation and dissolution of the Partnership, as more fully described in the Statement. On March 11, 1996, the limited partners holding a majority of the Units approved the plan of sale and complete liquidation and dissolution of the Partnership. Pursuant to the approval of the plan of liquidation, the General Partners sold all the properties of the Partnership during 1996. See Notes C and E for further information regarding these sales.

B. Summary of Significant Accounting Policies

Basis of accounting

   The Partnership adopted the liquidation basis of accounting effective December 31, 1996. Accordingly, the net assets of the Partnership at December 31, 1996 are stated at liquidation value, i.e., the assets have been valued at their estimated net realizable values and the liabilities include estimated amounts to be incurred through the date of liquidation of the Partnership. The actual remaining net proceeds from liquidation will depend upon a variety of factors and are likely to differ from the amounts reflected in the accompanying financial statements. Prior to December 31, 1996, the books and records of the Partnership were maintained on a going concern accrual basis of accounting.

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

Property

   Prior to December 31, 1995, property investments were depreciated using the straight-line method over their estimated economic lives ranging from 5 to 35 years, depending on property type. As of December 31, 1995, the properties were accounted for as assets held for sale and were recorded at the lower of their carrying value or their estimated fair value less costs to sell. In addition, depreciation ceased for financial reporting purposes as of December 31, 1995.

Investment in Joint Venture

   The Partnership accounted for its investment in the Joint Venture which owned two shopping centers (the ``Shopping Centers'') using the equity method.

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

Profit and loss allocations and distributions

   Pursuant to Section 11 of the Partnership Agreement, as amended January 1, 1987, the General Partners have the right to specially allocate gross or net income, in certain circumstances, in an amount sufficient to restore the deficit balances in their capital accounts. Allocations of income (loss) and depreciation are 90% to the limited partners and 10% to the General Partners for financial and tax reporting purposes. To the extent that cash distributions to the General Partners exceed the 10% allocation of income for tax reporting purposes (creating an increase in their existing deficit capital balances), the General Partners will receive a special allocation of additional income for the difference. Distributions of cash from operations are made in accordance with the Partnership Agreement and are allocated 90% to the limited partners and 10% to the General Partners.

   Income from a Terminating Sale, as defined in the Partnership Agreement, is allocated first to all partners having negative capital account balances, to the extent of such balances, and then to the limited partners until their capital accounts equal their Original Invested Capital plus an amount equal to 15% interest per year cumulative on their Adjusted Invested Capital, as those terms are defined in the Partnership Agreement. Loss from a Terminating Sale is allocated 10% to the General Partners and 90% to the limited partners. However, the deficiency in the capital accounts of the General Partners cannot exceed $707,252, (the maximum obligation of the General Partners upon the liquidation of the Partnership), as more fully described in Section 5.4 of the Partnership Agreement. Accordingly, at December 31, 1996, the Partnership recorded a receivable from the General Partners of this amount. Sales proceeds from a Terminating Sale are distributed to the partners having positive capital account balances.

C. Property

   The Partnership's directly-owned properties at December 31, 1995 were:

          Norwest Center Office Building--
            Rochester, MN                                                    $ 5,793,788
          Norwalk Industrial Warehouse--
            Norwalk, CA                                                        5,967,467
          One Executive Center Office Building--
            Albuquerque, NM                                                    5,951,277
                                                                             -----------
                                                                             $17,712,532
                                                                             -----------
                                                                             -----------

   Pursuant to the plan of sale and complete liquidation and dissolution of the Partnership, the Partnership has sold all of its properties as of December 31, 1996.

   In 1994, the properties' carrying value had been reduced to the lower of depreciated cost or estimated fair value based on third party appraisals. As a result, a provision for loss on impairment of assets of $770,000 was recorded for the year ended December 31, 1994. No additional provisions were required in 1995 or 1996.

   The Partnership sold, for cash, its interest in Norwalk Industrial, a 180,000 square foot industrial warehouse located in Norwalk, California, on August 6, 1996 for a gross sales price of $6,600,000 less costs to sell and pro-rations of approximately $300,000. In addition, approximately $300,000 of deferred rent and other assets were written-off relating to the sale of the property. The gross sales price represented 100% of the appraised value of the property based upon an appraisal dated as of December 31, 1995. The purchaser of the Norwalk property was NNW Real Estate, Inc., a California corporation and an affiliate of the property's sole tenant, Weber Distribution, under a Purchase and Sale Agreement dated April 11, 1996. On August 13, 1996, as a result of this sale, a distribution of $89.82 per unit was made to the limited partners.

   The Partnership sold, for cash, its interest in One Executive Center, a 114,000 square foot five-story office building located in Albuquerque, New Mexico, on October 17, 1996 for a gross sales price of $7,300,000 less costs to sell and pro-rations of approximately $409,000. The gross sales price was in excess of the appraised value. The purchaser of the One Executive Center property was WHEXC Real Estate Limited Partnership, a Delaware limited partnership.

   The Partnership also sold, for cash, its interest in Norwest Center, a 97,000 square foot multi-tenant office building located in Rochester, Minnesota, on October 18, 1996 for a gross sales price of $6,900,000 less costs to sell and pro-rations of approximately $245,000. The gross sales price was in excess of 98% of the appraised value. The purchaser of the Norwest Center property was Norwest Bank Minnesota South, N.A., a national banking association.

   On November 1, 1996, a distribution of $200 per unit was made to the limited partners consisting of $193.17 per unit from the sale of the One Executive Center and Norwest Center properties and $6.83 per unit from previous undistributed cash flow from operations.

D. Income Taxes

   The following is a reconciliation of net income (loss) reported for financial reporting purposes with net income (loss) reported for tax reporting purposes.

                                                                     Year ended December 31,
                                                             ---------------------------------------
                                                                1996           1995          1994
----------------------------------------------------------------------------------------------------
Net income (loss) per financial statements                   $ 3,225,170     $(343,160)    $  22,610
                                                             -----------     ---------     ---------
Tax gain on sale of properties greater than financial
  statement amount                                             4,635,339            --            --
Tax depreciation greater than financial statement
  depreciation                                                (1,606,462)     (451,170)     (330,406)
Joint Venture financial statement income less (greater)
  than income for tax purposes                                (7,181,714)      933,103       (64,845)
Estimated liquidation costs recorded for financial
  statement purposes only                                        295,000            --            --
Provision for loss on impairment of assets                            --            --       770,000
Lease concessions and other                                      543,528       109,883        34,555
                                                             -----------     ---------     ---------
Total adjustments                                             (3,314,309)      591,816       409,304
                                                             -----------     ---------     ---------
Tax basis net income (loss)                                  $   (89,139)    $ 248,656     $ 431,914
                                                             -----------     ---------     ---------
                                                             -----------     ---------     ---------

   The differences between the tax basis and book basis of partners' capital are primarily attributable to the cumulative effect of the book-to-tax income (loss) adjustments and the initial charge to partners' capital of syndication costs, for book purposes, when the Partnership was formed.

E. Investment in Joint Venture

   The Partnership had a 54% interest in the Joint Venture with an affiliated limited partnership. The sale of the two shopping centers owned by the Joint Venture occurred on March 26, 1996 for a gross sales price of $15,500,000 less costs to sell and pro-rations resulting in a $56,000 loss on the sale. A distribution was made in April 1996 in the amount of $121.00 per unit which represented $112.66 per unit from the sale of the Shopping Centers by the Joint Venture, and $8.34 per unit from current and prior undistributed cash flow from operations.

   Subsequently, on December 18, 1996, an agreement was signed by and between the Partnership and Prudential Realty Acquisition Fund II, L.P., an affiliated limited partnership, outlining the terms of the dissolution of the Joint Venture. As of December 31, 1996, all remaining assets of the Joint Venture were distributed in liquidation in accordance with this agreement.

   The total assets and partners' capital of the Joint Venture as of December 31, 1995 were $17,094,071 and $16,767,372, respectively. The total revenues for the Joint Venture for the years ended December 31, 1995 and 1994 were $4,037,347 and $3,613,077, respectively. The net loss for the Joint Venture for the year ended December 31, 1995 was $1,204,227 and the net income for the Joint Venture for the year ended December 31, 1994 was $366,919.

   The carrying value of the Joint Venture's properties was reduced by $850,000 during the second quarter of 1995 to reflect an impairment in value resulting from lease defaults and market indications. In the fourth quarter of 1995, the Joint Venture recorded a provision for loss on impairment of assets of $1,500,000 to reflect the estimated net proceeds received from the sale of the two shopping centers on March 26, 1996.

F. Related Parties

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

                                                       Year ended December 31,
                                                  ----------------------------------
                                                    1996         1995         1994
------------------------------------------------------------------------------------
Prudential-Bache Properties, Inc. and
  affiliates
General and administrative                        $127,600     $118,400     $ 89,400
Estimated liquidation costs                        120,000           --           --
                                                  --------     --------     --------
                                                   247,600      118,400       89,400
                                                  --------     --------     --------
Prudential Realty Partnerships, Inc. and
  affiliates
General and administrative                          42,100       87,200       41,500
Estimated liquidation costs                         15,000           --           --
                                                  --------     --------     --------
                                                    57,100       87,200       41,500
                                                  --------     --------     --------
                                                  $304,700     $205,600     $130,900
                                                  --------     --------     --------
                                                  --------     --------     --------

   Expenses payable to the General Partners and their affiliates (which are included in accounts payable and accrued expenses) as of December 31, 1996 and 1995 are $35,800 and $74,000, respectively.

   In addition, the General Partners and their affiliates performed similar services for the Joint Venture. The Partnership's allocable share of the costs and expenses incurred on behalf of the Joint Venture which are reimbursable to the General Partners and their affiliates was $13,800, $38,400 and $30,900 for the years ended December 31, 1996, 1995, and 1994, respectively.

   Prudential Securities Incorporated (``PSI''), an affiliate of the General Partners, owns 175 limited partnership units at December 31, 1996.

G. Subsequent Event

   On March 5, 1997, a lawsuit captioned Madison Partnership Liquidity Investors VIII, LLC (``Madison'') v. Prudential-Bache Properties, Inc. was filed in the Court of Chancery in the State of Delaware. The suit alleges a breach of contract with Madison and a breach of fiduciary duty to Madison, as well as intentional interference with the contract between Madison and the purported tendering limited partners. The suit seeks injunctive and declaratory relief demanding that the Partnership's transfer agent effectuate the purported transfers to Madison, pursuant to the tender offer made by Madison to the limited partners. The lawsuit does not name the Partnership as a defendant but does name PBP. The distribution amounts in excess of Madison's tender offer price, with respect to the Units that are the subject of this lawsuit, have been escrowed by the Partnership's transfer agent pending a resolution of this issue. PBP is preparing an answer to the complaint at this time.

                      PRUDENTIAL ACQUISITION FUND I, L.P.
                            (a limited partnership)
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   As more fully described in Notes A, C and E to the financial statements, the Partnership sold all its properties in 1996 for net proceeds of approximately $28 million. During 1996, the Partnership paid distributions from the net proceeds from these sales aggregating $395.65 per unit. In addition, distributions of $31.17 per unit were paid to the limited partners from cash flow from operations. The Partnership has retained funds for a contingency reserve and to meet current and future operating costs until the liquidation of the Partnership. The Partnership intends to liquidate in 1997 and will distribute any remaining funds at such time. Estimated costs expected to be incurred through the date of liquidation of the Partnership have been accrued in the accompanying financial statements.

   At December 31, 1996, the Partnership recorded a receivable from the General Partners in the amount of $707,252. This amount represents the maximum obligation of the General Partners, payable upon the liquidation of the Partnership, in accordance with the Partnership Agreement. See Note B for further information.

Results of Operations

   All significant fluctuations between 1995 and 1996 were due to the sale of all the Partnership's properties during 1996 and the accrual of estimated costs relating to the liquidation of the Partnership.

1995 vs. 1994

   The Partnership recorded a net loss of $343,000 for the year ended December 31, 1995 as compared to net income of $23,000 for the year ended December 31, 1994. As discussed in further detail below, the variance between these amounts were primarily the result of the timing and magnitude of the provisions for loss on impairment of assets recorded for the Partnership and Joint Venture properties. The Partnership's pro rata share of provisions for loss on impairment of assets recorded for the Joint Venture properties was $1,269,000 in 1995. A $770,000 provision for loss on impairment of assets was recorded in 1994 relating to the directly-owned properties. Other fluctuations between periods are discussed below.

Directly-Owned Properties

   As of December 31, 1995 and 1994, the Norwalk Industrial property in Norwalk, California was 100% leased. Rental income for 1995 decreased $59,000 as compared to 1994 primarily as a result of an adjustment in the first quarter of 1994 to properly reflect the impact of additional free rent concessions given to its sole tenant. Operating expenses for 1995 were comparable to 1994.

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

   Depreciation and amortization for the year ended December 31, 1995 decreased $133,000 as compared to 1994 as several tenant improvements at One Executive Center became fully depreciated during 1994. In addition, there was a lower depreciable basis at One Executive Center in 1995 as a result of an impairment provision recorded in the fourth quarter of 1994.

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

   Property operating expenses for the year ended December 31, 1995 increased $66,000 as compared to 1994 primarily due to an increase in provisions for doubtful accounts. Real estate taxes for the year ended December 31, 1995 increased $91,000 as compared to 1994 due to refunds received for prior periods at both Pine Island and Ridge Plaza in the fourth quarter of 1994 as a result of a lower assessment on the properties. Depreciation and amortization expense for the year ended December 31, 1995 decreased $547,000 as compared to 1994 because a vacated outparcel and related tenant improvements at Ridge Plaza were demolished to provide additional parking at the Joint Venture's properties in 1994. General and administrative expenses for the year ended December 31, 1995 increased $35,000 as compared to 1994 primarily due to costs relating to the Consent Solicitation Statement and increased costs to administer the Joint Venture.

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